Exhibit 99.1

SOS LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 11, 2025

Notice is hereby given that SOS Limited, a Cayman Islands company (the “Company”), will hold its extraordinary general meeting of shareholders at 10:00 a.m., Eastern Time, on August 11, 2025 (the “Extraordinary General Meeting”) at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, to approve that the authorized share capital of the Company be increased by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares (the “Increase of Authorized Share Capital”);

2.	As an ordinary resolution, to approve that every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company be consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75 respectively;

3.	As an ordinary resolution, after the approval by the shareholders of Proposal 2, to approve that each authorized issued and unissued Class A Ordinary Share of a par value of US$0.75 and each authorized issued and unissued Class B Ordinary Share of a par value of US$0.75 be subdivided into 75 Class A Ordinary Shares of a par value of US$0.01 each and 75 Class B Ordinary Shares of a par value of US$0.01 each (the “Share Subdivision”);

4.	To transact any such other business that may properly come before the Extraordinary General Meeting.

Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on June 30, 2025, New York time (the “Record Date”), can vote at the Extraordinary General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Extraordinary General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary General Meeting. If you send in your form of proxy and then decide to attend the Extraordinary General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Ms. Vivian Liu, Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, and must arrive no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2024 annual report, from the Company’s website at https://service.sosyun.com/sos_en/investorRoom.html or by submitting a request to IR@sosyun.com.

By Order of the Board of Directors,

/s/ Yandai Wang
Yandai Wang

Chairman and Chief Executive Officer
Date: July 14, 2025

SOS LIMITED

PROXY STATEMENT

GENERAL

The board of directors of SOS Limited, a Cayman Islands company (the “Company”), is soliciting proxies for the extraordinary general meeting of shareholders to be held on August 11, 2025 at 10:00 a.m., Eastern Time, or at any adjournment or postponement thereof (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on June 30, 2025, New York time, are entitled to vote at the Extraordinary General Meeting. As of June 30, 2025, 992,097,584 of our Class A Ordinary Shares, par value US$0.005 per share, and 26,983,451 of our Class B Ordinary Shares, par value US$0.005 per share, were issued and outstanding. As of June 30, 2025, approximately 267,837,969 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, to approve that the authorized share capital of the Company be increased by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares (the “Increase of Authorized Share Capital”);

2.	As an ordinary resolution, to approve that every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company be consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75 respectively;

3.	As an ordinary resolution, after the approval by the shareholders of Proposal 2, to approve that each authorized issued and unissued Class A Ordinary Share of a par value of US$0.75 and each authorized issued and unissued Class B Ordinary Share of a par value of US$0.75 be subdivided into 75 Class A Ordinary Shares of a par value of US$0.01 each and 75 Class B Ordinary Shares of a par value of US$0.01 each (the “Share Subdivision”);

4.	To transact any such other business that may properly come before the Extraordinary General Meeting.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-4.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Extraordinary General Meeting. At the Extraordinary General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles of Association of the Company, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Extraordinary General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to approve the proposals. In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary General Meeting in person, or by completing, dating, signing and returning the enclosed form of proxy to the attention of Ms. Vivian Liu, Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, and must arrive no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions and broker non-votes will have no effect on the proposals.

Please refer to this proxy statement for information related to the proposals.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Holders of the ADSs who are ADS holders as of June 30, 2025 (the record date for ADS holders) are entitled to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Citibank, N.A., has advised us that it intends to distribute to ADS holders of record this proxy statement, the accompanying notice of Extraordinary General Meeting and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank. Upon timely receipt of a duly completed ADS voting instruction card from an ADS holder prior to 10:00 a.m. (New York City time) on August 4, 2025, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of May 4, 2017 (as amended), by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class A Ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Citibank, N.A. will vote in favor of the items set forth in the voting instructions.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the Extraordinary General Meeting and voting in person. A written notice of revocation must be delivered to the attention of SOS Limited, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2024 annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2024 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at https://service.sosyun.com/sos_en/investorRoom.html. If you want to receive a paper or email copy of the Company’s 2024 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@sosyun.com.

PROPOSAL 1

INCREASE OF AUTHORISED SHARE CAPITAL

General

The Board has declared advisable, adopted and is submitting for shareholder approval, the proposal of increasing the authorized share capital of the Company by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company shall be changed:

FROM US$50,000,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.005 each, comprising of 9,000,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 1,000,000,000 Class B Ordinary Shares of a par value of US$0.005 each

TO US$52,500,000 divided into 10,500,000,000 ordinary shares of a par value of US$0.005 each, comprising of 9,000,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 1,500,000,000 Class B Ordinary Shares of a par value of US$0.005 each

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to approve and adopt the Proposal 1.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, INCREASE OF AUTHORISED SHARE CAPITAL

PROPOSAL 2

SHARE CONSOLIDATION

General

The Board has declared advisable, adopted and is submitting for shareholder approval, the proposal of consolidating every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75 respectively (each a “Consolidated Share”). Such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the sixth amended and restated memorandum and articles of association of the Company (the “Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$52,500,000 divided into 10,500,000,000 ordinary shares of a par value of US$0.005 each, comprising of 9,000,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 1,500,000,000 Class B Ordinary Shares of a par value of US$0.005 each

TO US$52,500,000 divided into 70,000,000 ordinary shares of a par value of US$0.75 each, comprising of 60,000,000 Class A Ordinary Shares of a par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.75 each.

No fractional shares shall be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to approve and adopt the Proposal 2.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, SHARE CONSOLIDATION

PROPOSAL 3

SUBDIVISION OF SHARES

General

The Board has declared advisable, adopted and is submitting for shareholder approval, the proposal of subdividing each authorized issued and unissued Class A Ordinary Share of a par value of US$0.75 and each authorized issued and unissued Class B Ordinary Share of a par value of US$0.75 into 75 Class A Ordinary Shares of a par value of US$0.01 each and 75 Class B Ordinary Shares of a par value of US$0.01 each (the “Share Subdivision”) so that immediately following the Share Subdivision, the authorized share capital of the Company shall be changed:

FROM US$52,500,000 divided into 70,000,000 ordinary shares of a par value of US$0.75 each, comprising of 60,000,000 Class A Ordinary Shares of a par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.75 each

TO US$52,500,000 divided into 5,250,000,000 ordinary shares of a par value of US$0.01 each, comprising of 4,500,000,000 Class A Ordinary Shares of a par value of US$0.01 each and 750,000,000 Class B Ordinary Shares of a par value of US$0.01 each.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to approve and adopt the Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, SUBDIVISION OF SHARES

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary General Meeting. If any other matters properly come before the Extraordinary General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Yandai Wang
Yandai Wang

Chairman and Chief Executive Officer
Date: July 14, 2025